July 22, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (215) 256-7969

George S. Rapp
Senior Vice President and Chief Financial Officer
Harleysville National Corporation
483 Main Street
Harleysville, Pennsylvania 19438


Re:	Harleysville National Corporation
	Form 10-K filed March 9, 2005
	File No. 0-15237

Dear Mr. Rapp:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended December 31, 2004

Note 1, Summary of Significant Accounting Policies, page 40

Mortgage Servicing, page 43

1. Considering the Company performs servicing functions for loans owned by others, please tell us and, if material, disclose in future filings:



* How you account for mortgage servicing rights under paragraph 13 of
SFAS 140.

* Provide the footnote disclosure required by paragraphs 63 to 64 of
SFAS 140.

* State the amount of mortgage servicing rights recorded and in what line items they are included in the balance sheet.

* How you assess impairments to the value of the mortgage servicing rights

Note 17, "Financial Instruments with Off-Balance Sheet Risk, page
66.

2. We refer to the interest rate lock commitments of $5.1 million as of December 31, 2004 that were accounted for as a derivative and recorded at fair value and to related disclosure in the "Mortgage Servicing" section of Note 1 on page 43. Please tell us and in future filings disclose how you have considered the provisions of SEC
Staff Accounting Bulletin 105, "Application of Accounting Principles to Loan Commitments" which was effective for loan commitments accounted for as derivatives that were entered into subsequent to March 31, 2004.

3. We refer to the last paragraph on page 67 that states the Company has total recourse exposure of $2 million with respect to lease financing receivables sold for $9.1 million, of which $1.2 million were sold with full recourse and the remainder were subject to a maximum exposure of ten percent of the outstanding receivable. In this regard, please provide us with the following information:

* Tell us and in future filings state the amount of recourse obligation recorded in the financial statements as required by paragraph. 11.c of SFAS 140.

* Tell us and disclose in future filings the maximum time period under which the Company will be subject to the full and partial recourse obligations.

* Explain to us if the recourse liability for $216,000 recorded during the first quarter of 2005 is the total recourse liability recorded. If so, tell us how the amount was determined and why no recourse liability was recorded during fiscal 2004. Refer to Note 8,
"Financial Instruments with Off-Balance Sheet Risk" on page 11 of the
March 31, 2005 10-Q.



*	*	*



Closing Comments

      As appropriate, please amend your filing and respond to
these
comments within 10 business days or tell us when you will provide us
with a response.   You may wish to provide us with marked copies
of
the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
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George S. Rapp
Harleysville National Corporation
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